# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tidal Trust II, CIK 0001924868
CUSIP: 88636R511
Title of class of securities: Defiance Daily Target 2X Long ORCL ETF
Address of issuer's principal executive offices: 234 WEST FLORIDA STREET, SUITE 203, MILWAUKEE, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-005653
Filed by CIK 0002078832

## Reporting persons
- Q Fund Management (Hong Kong) Ltd: type of reporting person: non-U.S. institution (FI), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 79,058; sole dispositive power 0; shared dispositive power 79,058; aggregate amount beneficially owned 79,058 (4.9% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 79058 shares.
- GR China Master Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 79,058; sole dispositive power 0; shared dispositive power 79,058; aggregate amount beneficially owned 79,058 (4.9% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 79058 shares.

## Item 1. Issuer
Name of issuer: Tidal Trust II
Address of issuer's principal executive offices: 234 WEST FLORIDA STREET, SUITE 203, MILWAUKEE, WISCONSIN, 53204.

## Item 2. Person Filing
Name of person filing:
Q Fund Management (Hong Kong) Ltd
GR China Master Fund
Address of principal business office or, if none, residence: Unit 1602, 16/F Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong
Citizenship:
Q Fund Management (Hong Kong) Ltd - HONG KONG
GR China Master Fund - CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 79058
Percent of class: 4.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 79058
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 79058

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Q Fund Management (Hong Kong) Limited is investment manager of GR China Master Fund, who holds beneficial ownership less than 5% of the issuer identified in Item 1. Exhibit of Joint Filing Agreement attached.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Q Fund Management (Hong Kong) Ltd: Feng Qian, Direcotr (09/02/2025)
- GR China Master Fund: Feng Qian, Director (09/02/2025)